SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              -------------------
                            CLARK EQUIPMENT COMPANY
                           (Name of Subject Company)
                            CLARK EQUIPMENT COMPANY
                      (Name of Person(s) Filing Statement)
                    COMMON STOCK, PAR VALUE $7.50 PER SHARE
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)
                                  181396 10 2
                     (CUSIP Number of Class of Securities)
                            BERNARD D. HENELY, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            CLARK EQUIPMENT COMPANY
                           100 NORTH MICHIGAN STREET
                           SOUTH BEND, INDIANA 46634
                                 (219) 239-0100
 (Name, address and telephone number of person authorized to receive notice and communications on
                   behalf of the person(s) filing statement)
                                    COPY TO:
                          WILLIAM F. WYNNE, JR., ESQ.
                                  WHITE & CASE
                          1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Clark Equipment Company, a Delaware corporation (the "Company"), and the address of its principal executive offices is 100 North Michigan Street, South Bend, Indiana 46634. The title of the class of equity securities to which this statement relates is the common stock, par value $7.50 per share, of the Company (the "Common Stock"), and the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated March 10, 1987, as amended and restated as of August 14, 1990, and as amended as of April 10, 1995 (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the revised tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated April 3, 1995 as amended through the date hereof (as so amended, the "Schedule 14D-1"), of CEC Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly-owned subsidiary of Ingersoll-Rand Company, a New Jersey corporation ("Ingersoll-Rand"), to purchase all of the outstanding Shares at a price of $86 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 3, 1995, as amended by the First Supplement thereto dated April 12, 1995 (as so amended, the "Offer to Purchase"), and the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger among Ingersoll-Rand, the Purchaser and the Company dated April 9, 1995 (the "Merger Agreement"). The Merger Agreement provides that, upon the terms and subject to the conditions contained therein, as promptly as practicable after the purchase of Shares pursuant to the Offer and, if required by the General Corporation Law of the State of Delaware ("Delaware Law"), the approval and adoption by the affirmative vote of the shareholders of the Company in accordance with Delaware Law and the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), the Purchaser will be merged with and into the Company (the "Merger") and each then outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Ingersoll-Rand or the Purchaser or any other direct or indirect wholly owned subsidiary of Ingersoll-Rand or the Company and any Shares held by Dissenting Shareholders (as such term is defined in the Merger Agreement)), will be converted automatically into the right to receive $86 in cash.

    According to the Schedule 14D-1, the address of the principal executive offices of the Purchaser and Ingersoll-Rand is 200 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07675.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b)(1) Certain information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates is set forth in the sections entitled "Director Compensation Arrangements," "Stock Acquisition Plan for Non-Employee Directors," "Report of Human Effectiveness Committee on Executive Compensation - Compensation Policies," "Compensation Actions in 1994," "Executive Compensation," "Executive Employment Contracts," "Retirement Program," "Performance Graph" and "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement, dated March 27, 1995, for the Company's 1995 Annual Meeting of Stockholders (the "Proxy Statement"). A copy of pages 1 through 24 of the Proxy Statement is filed as Exhibit 1 hereto and incorporated herein by reference.

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
    At a meeting of the Company's Board of Directors (the "Board") held on April 9, 1995, the Board determined that it was in the best interests of the Company and its stockholders to (i) amend the Company's FlexPlan (the "FlexPlan") as described below, (ii) amend the Company's Corporate Office Reduction-in-Force Policy (the "Policy") as described below, (iii) amend the Clark Equipment Company Supplemental Executive Retirement Trust and the Clark Equipment Company Deferred Benefit Trust, as described below, (iv) exempt the Merger Agreement and the transactions contemplated thereby from Delaware Law Section 203, (v) postpone indefinitely the Company's 1995 annual meeting, (vi) exempt the Merger Agreement and the transactions contemplated thereby from the supermajority voting provisions of the Certificate of Incorporation and (vii) amend the Rights Agreement to render the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement. The items described in Clauses (iv) through (vii) are described in more detail in Item 8 hereof.

    The FlexPlan provides medical, dental and life insurance benefits to certain employees and retirees of the Company and participating subsidiaries and their dependents and surviving spouses. The amendments to the Company's FlexPlan provide that following a "Change in Control" of the Company (i) employees of the Company who have retired on or after August 1, 1986 and prior to such Change in Control and who were eligible for retiree benefits coverage under the FlexPlan immediately prior to such Change in Control ("Original Benefits Coverage") will continue to receive benefits coverage which is no less than the Original Benefits Coverage for the life of such employee and (ii) the Company's contribution to the costs of such coverage will be made at the same percentage as in effect immediately prior to such Change in Control. The lifetime continuation of retiree medical coverage also extends to such employee's dependents who would be eligible to receive medical coverage under the terms of the FlexPlan in effect immediately prior to the Change in Control.

    "Change in Control" under the FlexPlan means (i) the acquisition of beneficial ownership of 25% or more of the Shares by or for any person (as such term is defined in Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including for purposes of calculating such person's ownership, all Shares beneficially owned by the affiliates and associates (as such terms are defined in Rule 12b-2 under the Exchange Act) of such person, provided, however, that the term "person" shall not include any of the following: the Company, any subsidiary of the Company, any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, any dividend reinvestment plan of the Company, any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, or any person which becomes the beneficial owner of 25% or more of such Shares then outstanding solely as a result of the acquisition by the Company or any employee benefit plan of the Company of Shares, provided that such person does not thereafter acquire any Shares, or (ii) during any period of 24 consecutive months, individuals who at the beginning of such period constitute the Board cease for any reason to constitute a majority thereof, unless the election, or nomination for election by the Company's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period or (iii) the Company's stockholders approve (a) the merger or consolidation of the Company with or into another corporation and the Company shall not be the surviving corporation or (b) an agreement to sell or otherwise dispose of all or substantially all of the Company's assets (including a plan of liquidation).

    The amendments to the FlexPlan further provide that following a Change in Control, the FlexPlan, as so amended, may not be terminated or amended in any manner if such termination or amendment could have an adverse effect on the rights of a retiree eligible for the benefits described above or his or her eligible dependents or surviving spouse under the FlexPlan without the express written consent of such retiree, dependent or surviving spouse, as the case may be. The Purchaser's purchase of Shares pursuant to the Offer will constitute a "Change in Control" under the FlexPlan.

    The foregoing description is qualified in its entirety by reference to the resolution of the Board, dated as of April 9, 1995, in which the FlexPlan was amended, a copy of which is filed as Exhibit 2 hereto and incorporated herein by reference.

    The Company maintains the Policy to provide uniform procedures for administering eligible salaried employee reductions. The amendments to the Policy provide that upon a "Change in Control" of the Company (defined in the same manner as in the FlexPlan), any appendix to the Policy that the Board has adopted prior to such Change in Control modifies and amends the Policy to the extent set forth in such appendix. In connection therewith, the Board adopted an appendix to the Policy (the "Appendix") that ensures that each corporate office salaried employee employed by the Company at the time of a Change in Control (the "Participant"), is generally provided with the following benefits (the "Benefits"), if any such Participant (i) is terminated without "Cause" (as defined in the Appendix) or (ii) terminates within six months of any "Good Reason" (as defined in the Appendix) (any event described in clauses (i) and (ii) being a "Termination Event"), in either case within 24 months of a Change in Control; provided, however, that with respect to Participants who are corporate officers of the Company at its corporate office at the vice president level and above immediately prior to a Change in Control, the term "Termination Event" shall mean not only the events described in clauses (i) and (ii), but shall also mean any termination of employment "other than for cause" (as defined in such officer's employment agreement with the Company as in effect immediately prior to such Change in Control) following a Change in Control:

        (i) A lump sum amount equal to three weeks of separation pay (based on such Participant's base annual salary ("Salary")) for each year of completed service with the Company plus three additional weeks of separation pay (such lump sum amount referred to herein as the "Severance Benefit"), subject to a minimum Severance Benefit of one times Salary and a maximum of two times Salary; provided that, any Participant who is a participant in the Company's Incentive Compensation Plan for Corporate Office Management or who is a bonus employee, is entitled to a Severance Benefit equal to two times such Participant's Salary;

        (ii) Continuation for a limited period of time of welfare benefit coverage at levels of coverage no less than those which existed immediately prior to the Change in Control and at a cost to such Participant that is no greater than the cost to such Participant immediately prior to the Change in Control; and

        (iii) Payment of the cost of certain outplacement services ("Outplacement Services") up to a maximum total amount of 15% of such Participant's Salary.

    Notwithstanding the above, the Appendix provides that any corporate officer of the Company at its corporate office at the vice-president level or above immediately prior to such Change in Control is not eligible to receive the Severance Benefit or Outplacement Services described above.

    The Appendix also provides that if a Participant has attained at least age 50 and has at least four years of service with the Company or any affiliate or subsidiary of the Company on the date immediately prior to the Change in Control, such Participant is eligible (i) for the welfare benefits described above if such Participant is terminated without Cause or terminates for Good Reason at any time on or after such Change in Control and before such Participant attains age 55; and (ii) subject to certain terms and conditions, the extension of such welfare benefits coverage until such Participant attains age 55; and (iii) certain retiree medical and life insurance coverage when such Participant attains age 55.

    Moreover, the Appendix provides that if a Participant has attained at least age 50 and has at least four years of service with the Company or any affiliate or subsidiary of the Company on the date immediately prior to a Change in Control, such Participant is eligible for retiree medical and life insurance benefits based on provisions set forth in the Company's FlexPlan, if such Participant's

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
employment is terminated with the Company for any reason at any time on or after such Participant attains age 55.

    Notwithstanding the above, the Appendix provides that if any payment to a Participant (whether under the Policy, the Appendix or otherwise) (a "Payment") by the Company or any affiliate or subsidiary of the Company would be subject to the limitations in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") (which limits the Company's Federal income tax deductions with respect to certain "parachute payments"), then the aggregate present value of amounts payable as a Severance Benefit to such Participant will generally be reduced to avoid the nondeductibility of any such Payment to the extent possible.

    The Appendix provides further that with respect to a Participant who has attained at least the age 53 but not age 55 at or before such Participant terminates for Good Reason or such Participant's employment is terminated by the Company without Cause at any time after a Change in Control, such Participant will be deemed to continue to be an employee (in lay-off status) for a period of up to two years following such termination for purposes of determining such Participant's eligibility for early retirement benefits under the Company's Retirement Program for Salaried Employees.

    Upon or after a Change in Control, the benefits described above and in the Policy may not be amended and the Policy may not be terminated if such amendment or termination could adversely affect the rights of any Participant or any dependent or surviving spouse eligible for benefits under the Policy unless such Participant, dependent or surviving spouse, as the case may be, expressly consents in writing to such amendment or termination. The Purchaser's purchase of Shares pursuant to the Offer will also constitute a "Change in Control" for purposes of the Policy and the Appendix.

    The foregoing description is qualified in its entirety by reference to the resolution of the Board, dated as of April 9, 1995, in which the Policy was amended and the Appendix thereto adopted, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

    At a special meeting of the Board held on April 9, 1995, the Board, in order to ensure the continued dedication and objectivity of certain key personnel who serve as business unit Presidents in the event of a threat of a change in control of the Company, authorized Change in Control Severance Agreements for William D. Anderson, David D. Hunter, James D. Kertz and John J. Reynolds ("Severance Agreements"), copies of which are filed as Exhibit 4 and incorporated herein by reference. The Severance Agreements became effective following their execution on April 11, 1995.

    The Severance Agreement for Mr. Anderson provides for the following benefits (as described below) if his employment is terminated by the Company "Other Than For Cause" following a "Change in Control" defined in the same manner as in the FlexPlan of the Company:

        (i) a lump sum payment equal to two times the sum of his base salary and his target bonus, such target bonus being the difference between average total compensation and average base salary as determined from the Hay Compensation Report for Industrial Management for the last year preceding the year in which such termination occurs, for the number of Hay Client Points of his position at the time of such termination, but in any event for not less than the number of Hay Client Points of his position on the date of the Severance Agreement;

        (ii) the continuation of (A) health care benefits to Mr. Anderson and his dependents of the type and in the amounts in effect immediately prior to any termination by the Company "Other Than For Cause" and (B) life insurance coverage to Mr. Anderson in the amount of two times his salary, in each case until the earlier of the date on which he obtains suitable employment or the second anniversary of the date of such termination; and

        (iii) payment for the cost of professional Outplacement Services, selected by Mr. Anderson in his sole discretion, to obtain new employment; provided, however, that the total cost of such services by the Company will not exceed 15% of his base salary as of the date of his termination.

Mr. Anderson would also be reimbursed for all legal and accounting fees and expenses incurred by him with respect to any dispute arising out of or relating to his Severance Agreement.

    The Severance Agreement for Mr. Hunter provides the same benefits as the Severance Agreement for Mr. Anderson except that the Company has agreed to provide Mr. Hunter or his beneficiary with supplemental retirement benefits to the extent that the benefits which would otherwise be provided to Mr. Hunter or his beneficiary under the Company's Retirement Program for Salaried Employees
(a) do not reflect certain cash bonuses received by him from the Company, and
(b) are limited under certain provisions of the Code.

    The Severance Agreement for Mr. Kertz provides the same benefits as the Severance Agreement for Mr. Anderson except that Mr. Kertz will not receive benefits (ii) and (iii) above.

    The Severance Agreement of Mr. Reynolds provides the same benefits as the Severance Agreement for Mr. Anderson except that (A) Mr. Reynolds will not receive benefit (iii) above and (B) benefit (ii) above continues until the second anniversary of the date of his termination and is supplemented by the following benefit: if at the end of such two year period of coverage Mr. Reynolds has not attained the age of 65, he is entitled to continue such health care and life insurance coverages at his own expense until he attains the age of 65; upon attaining age 65, the Company will provide Mr. Reynolds with the group life and health care benefits (under the same terms) which would have been provided to him under the Company's FlexPlan as in effect immediately prior to the Change in Control of the Company if he had retired from employment with the Company at age 65 and with ten years of service on that date.

    For purposes of the Severance Agreements, a termination of employment is Other Than For Cause if (i) the employee voluntarily terminates his employment within two years subsequent to a Change in Control within six months after the occurrence of (A) a change in the location of his employment, (B) a reduction in the nature and scope of his employment responsibilities or duties with respect to his business unit, or (C) any reduction in his compensation, benefits or perquisites, either separately or in the aggregate, or (ii) the termination is for any reason other than wilful misconduct by the employee that has substantially prejudiced the interests of the Company or its subsidiaries. The purchase of Shares by the Purchaser pursuant to the Offer will also constitute a "Change in Control" under the Severance Agreements.

    At a meeting of the Human Effectiveness Committee of the Board, which committee is comprised of independent directors (the "Committee") held on February 14, 1995, Mr. Leo J. McKernan, Chairman, President and Chief Executive Officer of the Company, informed the Committee that he would soon be recommending that the Committee approve grants of stock options, performance units or other long-term incentive compensation awards to Company officers and other management employees. He explained that details of the proposed grants were being formulated and that a special meeting of the Committee would be called as soon as the details were finalized. The Committee agreed that it was appropriate to award such grants and that a special Committee meeting should be called to approve such grants as soon as the details were completed. Following the meeting of the Board on March 27, 1995, where the Board unanimously determined that the Ingersoll-Rand proposal was wholly inadequate and that the Company was not for sale and should remain independent, the Committee approved the grant of 89,700 stock options and 149,100 performance units to certain of its employees all at a grant price of $52.625 per Share or unit. The following table sets forth the performance units granted to

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the Company's executive officers and directors at the March 27, 1995 meeting (no stock options were granted to the executive officers and directors):

                                                          NUMBER OF PERFORMANCE
    NAME:                                                    UNITS GRANTED:
- -------------------------------------------------------   ---------------------
[S]                                                       [C]
Leo J. McKernan........................................           59,900
James D. Kertz.........................................           16,100
Frank M. Sims..........................................           13,500
William N. Harper......................................           12,900
John J. Reynolds.......................................           12,400
Bernard D. Henely......................................            9,000
Paul R. Bowles.........................................            8,800
Thomas L. Doepker......................................            8,700
David D. Hunter........................................            7,800
                                                                --------
Total..................................................          149,100

    At its March 27, 1995 meeting, the Committee also approved, effective as of March 28, 1995, amendments to employment agreements that the Company had previously entered into with the following current and former employees: Thomas
C. Clarke, Thomas L. Doepker, William N. Harper, Bernard D. Henely, Leo J. McKernan, Frank M. Sims and Robert N. Spolum (the "Employment Agreements"). The Employment Agreements describe the retirement, severance and other benefits to which such individual parties may become entitled. Under the Employment Agreements, a particular interest rate published from time to time by the Pension Benefit Guaranty Corporation (the "PBGC Rate") is used for certain calculations. The amendments to the Employment Agreements were technical in nature so as to make a direct reference to such PBGC Rate for the purpose of such calculations.

    The foregoing description is qualified in its entirety by reference to the amendments to the Employment Agreements, copies of which are filed as Exhibit 5 and incorporated herein by reference.

    Under the Clark Equipment Company Supplemental Executive Retirement Plan ("SERP 1") and the Clark Equipment Company Supplemental Retirement Income Plan For Certain Executives ("SERP 2") (collectively, the "SERPs"), certain benefits are provided to certain participants in the Company's Retirement Program for Salaried Employees (the "Qualified Plan") to the extent that benefits which would otherwise be provided under the Qualified Plan to such participants are limited under certain provisions of the Code. The Committee approved certain technical amendments, which were effective February 15, 1995, to the SERPs providing for direct references to the PBGC Rate in the same manner as the corresponding amendments to the Employment Agreements, discussed above. As permitted by the Merger Agreement, if all the participants and beneficiaries of SERP 2 (other than the retired participants) consent to an amendment to such plan to permit either Ingersoll-Rand, the Company or any of their respective subsidiaries to make a one-time withdrawal of assets from the Clark Equipment Company Deferred Benefit Trust (the "SERP 2 Trust") to the extent such assets exceed 100% of the "Plan benefit value" (as such term is used in Section 3 of the Retirement Income Plan), such funding level to be first certified by the actuary for the Company's tax-qualified Plan, the Company intends to contribute an additional $23 million to the Retirement Income Plan.

    The Committee also approved an amendment, which was effective as of February 15, 1995, to the Supplemental Executive Retirement Plan deleting a restriction which had excluded Frank M. Sims from participating in such plan. The SERPs were also amended so that certain benefits otherwise provided to Mr. Sims under an employment agreement between Mr. Sims and the Company would be provided under such plans.

    The Supplemental Executive Retirement Plan provides that certain cash bonuses received by certain participants are included for purposes of calculating benefits to be provided to such participants

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under the plan. Previously, bonuses paid to participants who were not officers of the Company were excluded for purposes of calculating benefits payable under the plan to such participants. The Committee approved an amendment, effective as of March 27, 1995, to the Supplemental Executive Retirement Plan which provides that this restriction will be applied to participants whose employment with the Company terminated prior to March 1, 1995, rather than to participants who are not officers of the Company. The Committee also approved an amendment to the Supplemental Executive Retirement Plan, effective as of March 27, 1995, which provides that such plan may not be amended or terminated without the consent of participants and beneficiaries adversely affected by such amendment or termination. Prior to such amendment, the Supplemental Executive Retirement Plan could not be amended or terminated unless all participants and beneficiaries affected by such amendment or termination gave their consent thereto.

    The foregoing description is qualified in its entirety by reference to the amendments to the SERPS, copies of which are filed as Exhibit 6 and incorporated herein by reference.

    At a meeting of the Board held on April 9, 1995, the Board amended the Clark Equipment Company Supplemental Executive Retirement Trust (the "SERP 1 Trust") and the SERP 2 Trust (collectively, the "Rabbi Trusts"). The Rabbi Trusts were established by the Company and certain of its affiliates (the "Employers") in order to provide a method for the orderly accumulation of assets that may be used to make certain payments to participants under certain supplemental retirement plans maintained by the Employers. The amendments to the Rabbi Trusts provide that following a "Change in Control" of the Company (defined in the same manner as in the FlexPlan), the trust funds (the "Trust Funds") established under each of the Rabbi Trusts may only be invested in certain enumerated types of assets. The amendments to the Rabbi Trusts further provide that the amount of benefits payable to participants pursuant to the related supplemental retirement plans shall be determined by a reputable, independent actuarial or consulting firm retained by the committee that is responsible for administration of the Rabbi Trusts (the "Trust Committee"). Under the amendment, such firm will provide to the Trust Committee, the Employer and the affected participant a written statement with respect to the benefits so determined. Finally, the amendments clarify that the Rabbi Trusts may not be amended to provide for distributions from either of the Trust Funds for any purpose other than payment of an Employer's obligations to its creditors, including participants, in accordance with the insolvency provisions of the Rabbi Trusts.

    The Purchase of Shares by the Purchaser pursuant to the Offer will also constitute a "Change of Control" under the SERPs.

    The foregoing description is qualified in its entirety by reference to the amendment to the Rabbi Trusts, copies of which are filed as Exhibit 7 and incorporated herein by reference.

MERGER AGREEMENT

    The following is a summary of the Merger Agreement. Defined terms used below and not defined herein have the respective meanings assigned to those terms in the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 8 hereto and is incorporated by reference.

    The Offer. In the Merger Agreement, the Purchaser has agreed subject to certain conditions to, among other things, amend the Offer (i) to extend the Offer to May 5, 1995, (ii) to increase the purchase price offered to $86.00 per share of Common Stock (and associated Right) and (iii) to modify the conditions of the Offer to conform to the Tender Offer Conditions. The obligations of the Purchaser to accept for payment and promptly to pay for any shares of Common Stock tendered will be subject only to the Tender Offer Conditions any of which may be waived; provided, however, that, without the consent of the Company, the Purchaser will not waive the Minimum Condition (as defined below). Without the consent of the Company, the Purchaser will not (i) reduce the number of Shares to be

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purchased in the Offer, (ii) reduce the Offer Price, (iii) impose conditions to the Offer in addition to the Tender Offer Conditions, (iv) change the form of consideration payable in the Offer, or (v) amend any other term of the Offer (including the Tender Offer Conditions) in a manner materially adverse to the holders of the Common Stock. Subject to the terms and conditions of the Merger Agreement, and unless the Company otherwise consents in writing, Ingersoll-Rand and the Purchaser agree that the Purchaser will accept for payment and pay for Common Stock as soon as it is permitted to do so under applicable law, provided that the Purchaser will have the right, in its sole discretion, to extend the Offer from time to time for up to a maximum of 10 additional business days, notwithstanding the prior satisfaction of the Tender Offer Conditions.

    Pursuant to the Merger Agreement, the Company has approved of and consented to the Offer and represented and warranted that (i) its Board (at a meeting duly called and held on April 9, 1995) has (1) determined by the unanimous vote of the Directors that the Offer and the Merger are fair to and in the best interests of the holders of Common Stock, (2) approved the Merger Agreement, the Offer and the Merger, and determined that the consummation of the Offer and the Merger will not constitute a "Change In Control" for purposes of Section 9.2 of the Clark Equipment Company Leveraged Employee Stock Option Plan (the "LESOP"),
(3) resolved to recommend acceptance of the Offer by the stockholders of the Company and approval and adoption of the Merger Agreement and the Merger by the stockholders of the Company, (4) taken all other action necessary to render (A)
Section 203 of the Delaware Law, (B) the Rights Agreement and (C) Article SIXTH, paragraph 6, of the Certificate of Incorporation inapplicable to the Offer and the Merger; provided, however, that such recommendation or other action may be withdrawn, modified or amended at any time if a majority of the Board of the Company determines, in its good faith judgment, based on the opinion of independent outside legal counsel to the Company, that failing to take such action would constitute a breach of such Board's fiduciary obligations under applicable law; and (ii) CS First Boston Corporation ("CS First Boston") has delivered to the Board of the Company its opinion that the consideration to be received by the holders of Common Stock (other than Ingersoll-Rand and the Purchaser) pursuant to the Offer and the Merger is fair to the holders of Common Stock from a financial point of view.

    The Merger. The Merger Agreement provides that at the Effective Time the Purchaser will be merged with the Company. By virtue of the Merger, at the Effective Time, each outstanding share of Common Stock (other than (i) any shares of Common Stock which are held by any subsidiary of the Company or in the treasury of the Company, or which are held, by Ingersoll-Rand or any of its subsidiaries (including the Purchaser), all of which will be cancelled, and (ii) shares of Common Stock held by dissenting stockholders), will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the price paid for each share of Common Stock pursuant to the Offer (the "Merger Consideration") payable to the holder thereof less any required withholding taxes. At the Effective Time, each share of outstanding common stock of the Purchaser will become one share of common stock of the Company (the "Surviving Corporation"). For a description of certain rights available to stockholders upon consummation of the Offer or the Merger, see Section 11 of the Offer to Purchase.

    Agreements of the Company, the Purchaser and Ingersoll-Rand. In the Merger Agreement, the Company has agreed that during the period from the date of the Merger Agreement to the Effective Time, except as otherwise approved in writing by Ingersoll-Rand, the Company and each of its subsidiaries will conduct their respective operations only in the ordinary course of business consistent with past practice and will use their reasonable best efforts to preserve intact their respective business organization, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients and others having business relationships with them.

    The Merger Agreement provides that neither the Company nor any of its subsidiaries (other than VME Group, N.V.) will (i) make any amendment to its Certificate of Incorporation or By-Laws (or comparable governing documents);
(ii) issue or sell any shares of its capital stock (other than in connection with the exercise of currently outstanding stock options) or any of its other securities (including stock appreciation rights or phantom stock), or issue any securities convertible into, or options, warrants or rights to purchase, or enter into any arrangement or contract with respect to the issuance or sale of, any shares of its capital stock or any of its other securities, or make any other changes in its capital structure; (iii) sell or pledge any stock owned by it in any of its subsidiaries; (iv) declare or pay any dividend or other distribution or payment with respect to, or split, combine, redeem, reclassify or purchase any shares of its capital stock; (v) other than in the ordinary course of business consistent with past practice, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of, encumber or subject to any lien any material assets or incur or modify any indebtedness other than any indebtedness incurred in connection with the acquisition of Club Car, Inc. or other liability or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for the obligations of any person; (vi) make any tax election or settle or compromise any material tax liability; (vii) make any material change in its method of accounting; (viii)
(A) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (B) enter into any contract or agreement other than in the ordinary course of business consistent with past practice that would be material to the Company and its subsidiaries taken as a whole; (C) to the extent not included in the Company's capital budget for 1995 previously approved by the Board, for 150 days after the date of the Merger Agreement, authorize any single capital expenditure in excess of $1.5 million or capital expenditures of $10 million in the aggregate; or (D) enter into or materially amend any agreement, commitment or arrangement with respect to any of the matters set forth in this clause (viii);
(ix) except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of the Merger Agreement, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of employees of the Company or its subsidiaries who are not officers of the Company in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans or enter into any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company or any of its subsidiaries (other than employment contracts with certain individuals), or establish, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees; (x) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger); (xi) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice; or (xii) agree to take any of the foregoing actions. However, the Merger Agreement permits the Company to fully fund, through the Rabbi Trusts all amounts which may become payable to employees of the Company and its subsidiaries upon a change in control of the Company (including additional amounts (up to a maximum of $23 million) required to be paid to such employees to gross up such payments for any income or other taxes incurred with respect thereto).

    Pursuant to the Merger Agreement, the Company will not, and will not permit any of its subsidiaries other than VME Group, N.V. to, (i) take any action, engage in any transaction or enter into any agreement which would cause any of the representations or warranties set forth therein to be untrue as of the Effective Time, or (ii) purchase or offer to purchase any shares of capital stock of the Company.

    The Merger Agreement provides that promptly after the consummation of the Offer, if required by the Delaware Law in order to consummate the Merger, the Company will convene a meeting of the holders of Common Stock for the purpose of voting upon the Merger Agreement and the Merger. The Company will use its reasonable best efforts to solicit from its stockholders proxies and, subject always to the fiduciary obligations of the Company's directors under applicable law, will take all other action necessary and advisable to secure the vote of stockholders required by applicable law to obtain the approval of the Merger Agreement and the Merger. Subject always to the fiduciary obligations of the Company's directors under applicable law, the Company has agreed to include in the Proxy Statement the recommendation of its Board that holders of Common Stock approve and adopt the Merger Agreement and approve the Merger. For a description of the short-form merger provisions of the Delaware Law, which under certain circumstances could be applicable to the Merger, see Section 11 of the Offer to Purchase.

    The Merger Agreement provides that, if required by law, as promptly as practicable after the consummation of the Offer, the Company will prepare and file a preliminary Proxy Statement with the Commission and will use its reasonable best efforts to have it cleared by the Securities and Exchange Commission (the "Commission") at the earliest practicable time.

    Pursuant to the Merger Agreement, promptly following the purchase by the Purchaser of Shares pursuant to the Offer, the Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, of the Company as will give the Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of shares of Company Common Stock beneficially owned by the Purchaser and its affiliates bears to the total number of shares of Company Common Stock then outstanding. At such times, the Company will use its best efforts to cause persons designated by the Purchaser to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each domestic subsidiary of the Company and (iii) each committee of each such board. Until the Purchaser acquires a majority of the outstanding Shares on a fully diluted basis, the Company will use its best efforts to ensure that all the members of the Board and such boards and committees as of the date of the Merger Agreement who are not employees of the Company will remain members of the Board and such boards and committees.

    Annex I attached hereto sets forth information with respect to the possible designation by the Purchaser, pursuant to the Merger Agreement, of persons to be elected to the Board. The information contained in Annex I concerning the Purchaser and Ingersoll-Rand has been furnished to the Company by Ingersoll-Rand, and the Company assumes no responsibility for the accuracy, completeness or fairness of such information. The Purchaser currently intends to choose the designees to the Board which it has the right to designate pursuant to the Merger Agreement from among the directors and officers of Ingersoll-Rand listed in Schedule I to the Offer to Purchase.

    The Company has agreed to take all actions required pursuant to Section 14(f) and Rule 14f-1 under the Exchange Act in order to fulfill its obligations under the Merger Agreement described in the preceding paragraph and will include in the Schedule 14D-9 or a separate Rule 14f-1 information statement provided to stockholders such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill its obligations thereunder. Pursuant to the Merger Agreement, Ingersoll-Rand or the Purchaser will supply to the Company any information with respect to either of them and their nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1 under the Exchange Act.

    Following the appointment of the Purchaser's designees as described above and prior to the Effective Time, any amendment of the Merger Agreement, the Certificate of Incorporation or By-Laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Purchaser or waiver of any of the Company's rights thereunder, and any other consent or action by the Board thereunder, will require the concurrence of a majority of the directors of the Company then in office who are neither designated by the Purchaser nor are employees of the Company.

    Pursuant to the Merger Agreement, from the date of the Merger Agreement to the Effective Time, the Company will afford Ingersoll-Rand and its representatives and advisors reasonable access to the employees, properties, offices, plants and other facilities and to all books and records of the Company and its subsidiaries in order that they may have the opportunity to make such investigations as they desire of the affairs of the Company and its subsidiaries.

    Under the Merger Agreement, the Company, its affiliates and their respective officers, directors, employees, representatives and agents will immediately cease any existing discussions or negotiations with any parties conducted heretofore with respect to any acquisition or exchange of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries (except pursuant to the VME Sale Agreement) or any business combination with the Company or any of its subsidiaries. The Company, its subsidiaries, directors, employees, representatives and agents may furnish information and access, in each case only in response to a request made after the date of the Merger Agreement for such information or access, to any person which was not initiated, solicited or knowingly encouraged by the Company or any of its affiliates or any of its or their respective officers, directors, employees, representatives or agents after the date of the Merger Agreement (with respect to confidential information, pursuant to appropriate confidentiality agreements), and may participate in discussions and negotiate with such entity or group concerning any merger, sale of assets, sale of shares of capital stock or similar transaction (including an exchange of stock or assets) involving the Company or any subsidiary or division of the Company, if such entity or group has submitted a bona fide proposal to the Board relating to any such transaction and if a majority of the Board of the Company determines, in its good faith judgment, based on the opinion of independent outside legal counsel to the Company, that failing to take such action would constitute a breach of such Board's fiduciary obligations under applicable law. The Company will promptly notify Ingersoll-Rand if any proposal or offer, or any inquiry or contact with any person with respect thereto, is made and will indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal or offer, or any such inquiry or contact. The Company will keep Ingersoll-Rand promptly advised of all developments which could reasonably be expected to culminate in the Board withdrawing, modifying or amending its recommendation of the Offer and the Merger. Except as set forth in the provisions described in this paragraph, neither the Company or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, will, directly or indirectly, knowingly encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Ingersoll-Rand and the Purchaser, any affiliate or associate of Ingersoll-Rand and the Purchaser, or any designees of Ingersoll-Rand or the Purchaser) concerning any merger, sale of assets, sale of shares of capital stock or similar transactions (including an exchange of stock or assets) involving the Company or any subsidiary or division of the Company; provided, that none of the foregoing will prevent the Company or the Board from taking, and disclosing to the Company's stockholders, a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer or from making such disclosure to the Company's stockholders which, as advised in an opinion of counsel, is required under applicable law; provided, further, that the Board will not recommend that the stockholders of the Company tender their Shares in connection with any such tender offer unless the Board by a majority vote determines in its good faith judgment, based on the opinion of independent outside legal counsel to the Company, that failing to take such action would constitute a breach of the Board's fiduciary duty under applicable law.

    In the Merger Agreement, the Company has agreed that it will not amend the Rights Agreement except as expressly contemplated by the Merger Agreement.

    The Merger Agreement provides that each of the Company, Ingersoll-Rand and the Purchaser will cooperate and use their respective reasonable best efforts to take all appropriate action to consummate the Merger, including cooperation in the preparation and filing of the Offer Documents, the Schedule 14D-9, the Proxy Statement, any required filings under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"), Regulation (EEC) No. 4064/89 of the European Community or other foreign filings and obtaining all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for consummation of the Merger and fulfillment of the conditions to the Offer and the Merger.

    Certain Employee Benefits Matters. Under the Merger Agreement, Ingersoll-Rand has agreed that, during the period commencing at the Effective Time and ending on December 31, 1996, the employees of the Company and its subsidiaries (other than those employees covered by a collective bargaining agreement) will continue to be provided with employee benefit plans which in the aggregate are substantially comparable to those currently provided by the Company and its subsidiaries to such employees (other than plans involving or related to the securities of the Company except the Melroe Savings and Investment Plan and the Clark Equipment Company Savings and Investment Plan (each as in effect on April 3, 1995 and disregarding the effect of the Offer and the Merger on such plans)). Employees covered by collective bargaining agreements will be provided with such benefits as will be required under the terms of any applicable collective bargaining agreement.

    Under the Merger Agreement, Ingersoll-Rand has agreed to cause the Surviving Corporation to honor and continue to perform all benefit obligations (including to employees who have retired from the Company and its subsidiaries before the Effective Time), contracts and agreements (including employment, consulting and severance obligations and agreements, but excluding any Stock Plans) of the Company or any of its subsidiaries authorized by the Company or any of its subsidiaries on or prior to the date of the Merger Agreement which apply to any current or former employee or current or former director of the Company or any of its subsidiaries. Ingersoll-Rand has agreed that after the Effective Time the Surviving Corporation or its subsidiaries will pay all amounts provided under all agreements of the Company and its subsidiaries and all benefit obligations of the Company and its subsidiaries, including the change in control agreements entered into between the Company and its subsidiaries and their officers (the "Change in Control Agreements") (or honor the provisions of the Change in Control Agreements in the case where no payment by the Surviving Corporation or its subsidiaries is required) conditioned on a change in control of the Company, in accordance with the terms of such Change in Control Agreements (or will cause any related trusts to make such payments in the case of funded plans). Notwithstanding anything described in this section to the contrary, neither Ingersoll-Rand nor the Surviving Corporation will be prevented from terminating the employment of any person.

    For purposes of all employee benefit plans, programs and arrangements maintained by or contributed to by Ingersoll-Rand and its subsidiaries (including the Surviving Corporation), Ingersoll-Rand will cause each such plan, program or arrangement to treat the prior service with the Company and its subsidiaries of each person who is an employee of the Company or its subsidiaries a ("Clark Employee") (to the same extent such service is recognized under analogous plans, programs or arrangements of the Company or its subsidiaries prior to the Effective Time) as service rendered to Ingersoll-Rand or its subsidiaries for purposes of eligibility to participate and for all benefits and vesting thereunder; provided, however, that any benefits provided under Ingersoll-Rand Plans (as defined below) will be reduced by benefits in respect of the same years of service under analogous plans, programs and arrangements maintained by or contributed to by the Company, the Surviving Corporation or their subsidiaries.

    Each Clark Employee who becomes an employee of Ingersoll-Rand or any of its subsidiaries (other than the Surviving Corporation and its subsidiaries) following the Effective Time (each a "Continued

Employee") will be entitled, as an employee of Ingersoll-Rand or of any of its subsidiaries (other than the Surviving Corporation and its subsidiaries), to participate in whatever employee benefit plans or nonqualified employee benefit or deferred compensation plans, stock option, bonus or incentive plans or other employee benefit or fringe benefit programs that may be in effect generally for employees of Ingersoll-Rand or its subsidiaries from time to time ("Parent Plans") if such Continued Employee will be eligible for participation therein and otherwise will not be participating in a similar plan which continues to be maintained by the Surviving Corporation and its subsidiaries. Ingersoll-Rand or Ingersoll-Rand's subsidiaries will cause their respective tax-qualified defined benefit pension plans in which any Continued Employee will become a participant on or after the Effective Time to be amended to recognize, for purposes of vesting, eligibility and benefit accrual thereunder, each Clark Employee's compensation and term of service with the Company and its subsidiaries to the same extent recognized under analogous plans of the Company and its subsidiaries prior to the Effective Time; provided, however, that any benefits under such plans will be reduced by benefits in respect of the same years of service under analogous plans, programs and arrangements maintained by or contributed to by the Company, the Surviving Corporation or their subsidiaries. Subject to the above-described provisions, Continued Employees will be eligible to participate on the same basis as similarly-situated employees of Ingersoll-Rand or its subsidiaries. All such participation will be subject to such terms of such plans as may be in effect from time to time.

    Pursuant to the Merger Agreement, at all times after the Effective Time, notwithstanding anything to the contrary in SERP 1, the SERP 1 Trust, SERP 2 or the SERP 2 Trust, the terms (i) "committee," as used in the SERP 1 Trust and SERP 2 Trust, (ii) "Administrator," as used in the SERP 1 and SERP 2, (iii) "Chief Executive Officer" as used in Section 2.3 of the SERP 1 and SERP 2, and
(iv) "Company" as used in Section 4.2 of the SERP 1 and SERP 2, will in each instance mean Ingersoll-Rand's benefits committee.

    The Company has agreed that as soon as practicable after the execution of the Merger Agreement it will use its best efforts to obtain the requisite consents of all participants and beneficiaries of the Rabbi Trusts so that the Company may amend SERP 1 and SERP 2 to permit either Ingersoll-Rand, the Company or any of their respective subsidiaries to make a one-time withdrawal of assets from the Rabbi Trusts to the extent such assets exceed 100% of the "Plan benefit value" (as such term is used in Section 3 of each of SERP 1 and SERP 2), such funding level to be first certified by the actuary for the Company's tax-qualified Plan. After such withdrawal, the right to withdraw amounts from either such Rabbi Trust will continue as in effect prior to such amendments.

    Directors' and Officers' Insurance; Indemnification. The Merger Agreement provides that the certificate of incorporation and the by-laws of the Surviving Corporation will contain provisions with respect to indemnification and exculpation from liability no less favorable than those set forth in the Company's Certificate of Incorporation and By-Laws on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required by law.

    For six years from the Effective Time, the Surviving Corporation will either
(x) maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy (the "Indemnified Parties"); provided, however, that in no event will Ingersoll-Rand be required to expend in any one year an amount in excess of 175% of the annual premiums currently paid by the Company for such insurance and if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount; provided further, that the Surviving

Corporation may substitute, for such Company policies, policies with at least the same coverage containing terms and conditions which are no less advantageous and provided that said substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time or (y) cause Ingersoll-Rand directors' and officers' liability insurance then in effect to cover those persons who are covered on the date of the Merger Agreement by the Company's directors' and officers' liability insurance policy with respect to those matters covered by the Company's directors' and officers' liability policy.

    Disposition of Litigation. In the Merger Agreement, the Company has agreed to dismiss without prejudice Clark Equipment Company v. Ingersoll-Rand Company, Civil Action Docket No. 95 CIV 2130 (CSH) (S.D.N.Y. 1995). The Company agreed that it will not settle any litigation currently pending, or commenced after the date of the Merger Agreement, against the Company or any of its directors by any stockholder of the Company relating to the Offer or the Merger Agreement without the prior written consent of Ingersoll-Rand.

    The Merger Agreement provides that the Company will not voluntarily cooperate with any third party which has sought or may hereafter seek to restrain or prohibit or otherwise oppose the Offer or the Merger and will cooperate with Ingersoll-Rand and the Purchaser to resist any such effort to restrain or prohibit or otherwise oppose the Offer or the Merger.

    Proxy Contests. Pursuant to the Merger Agreement, Ingersoll-Rand and the Purchaser have agreed to withdraw and rescind (i) the notice, dated April 3, 1995, pursuant to Article II, Section 10 of the Company's By-Laws and (ii) the
Schedule 14A filed with the Commission, in each case relating to the nomination of the persons named in such notice for election to the Board at the annual meeting of the Company's stockholders.

    From the date of the Merger Agreement until the earlier of (i) the Effective Time and (ii) the termination of the Merger Agreement, neither Ingersoll-Rand nor the Purchaser nor any of their affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act) will, except as otherwise expressly permitted or required by the Merger Agreement, directly or indirectly, alone or through or with others, in any manner (i) solicit, make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Commission promulgated pursuant to Section 14a-11 of the Exchange Act) from the stockholders of the Company, become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 promulgated under the Exchange
Act) with respect to the Board of the Company, solicit or execute any written consent in lieu of a meeting of holders of voting securities except to support the nominees or directors of the Board or any affiliate thereof or call or seek to have called any meeting of the stockholders of the Company or any affiliate thereof, or (ii) except as provided in the Merger Agreement, otherwise seek election to or seek to place a representative on the Board or any affiliate thereof, or seek the removal of any member of the Board or any affiliate thereof.

    Postponement of Annual Meeting. The Company has agreed to postpone indefinitely its annual meeting of stockholders currently scheduled for May 9, 1995, and will take no action unless compelled by legal process to reschedule such annual meeting or to call a special meeting of stockholders of the Company except in accordance with the Merger Agreement, unless and until the Merger Agreement has been terminated in accordance with its terms.

    Sale of VME. The Company has agreed to use its reasonable best efforts to take or cause to be taken all such action necessary (i) to consummate the transactions contemplated by the VME Sale Agreement (which agreement is described in the Company's Current Report on Form 8-K filed with the Commission on March 6, 1995) prior to the completion of the Offer, including selling its 50% interest in VME Group N.V. for cash proceeds of not less than $573 million, or (ii) failing such consummation, to prevent cancellation or termination of the VME Sale Agreement or any amendment of such agreement in a manner that would reasonably be expected to have a material adverse affect on the Company, or any other event which will cause the VME Sale Agreement to no longer remain in full force and effect.

    Representations and Warranties. The Merger Agreement contains customary representations and warranties with respect to the Company, including that the Board has approved the Merger Agreement and the Offer and the Merger so as to render inapplicable thereto Section 203 of the Delaware Law and the supermajority stockholder voting requirements of Article SIXTH, paragraph 6, of the Company's Certificate of Incorporation; the accuracy of the Company's documents and reports filed with the Commission; with respect to the Company's financial statements and financial condition; the absence of certain changes of events which individually or in the aggregate would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Company and its subsidiaries taken as a whole; the absence of certain litigation; with respect to the Company's employee benefit plans, tax matters, environmental matters; that the Company has taken all necessary action so that none of the execution of the Merger Agreement, the making of the Offer, the acquisition of Shares pursuant to the Offer or the consummation of the Merger will cause the Rights to become exercisable, cause any person to become an Acquiring Person or give rise to a Distribution Date or a Triggering Event; and that since December 31, 1994, no event has occurred and no circumstance has arisen which would reasonably be expected to result in a failure to satisfy any of the conditions to the Offer.

    In the Merger Agreement, Ingersoll-Rand and the Purchaser have made customary representations and warranties, including that Ingersoll-Rand has a commitment to provide the financing for, and will provide the Purchaser with, the funds necessary to consummate the Offer and the Merger and the transactions contemplated thereby in accordance with the terms thereof.

    Conditions to Merger. The respective obligations of Ingersoll-Rand, the Purchaser and the Company to effect the Merger are subject to the satisfaction or waiver (subject to applicable law) at or prior to the Effective Time of each of the following conditions: (i) to the extent required by applicable law, the Merger Agreement and the Merger will have been approved and adopted by holders of a majority of the Common Stock of the Company in accordance with applicable law and the Certificate of Incorporation and By-Laws; (ii) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger will have expired or been terminated; (iii) no preliminary or permanent injunction or other order will have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Offer or the Merger and which is in effect at the Effective Time, provided, however, that, in the case of any such decree, injunction or other order, each of the parties to the Merger Agreement will have used reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any decree, injunction or other order that may be entered;
(iv) no statute, rule, regulation, executive order, decree or order of any kind will have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits the consummation of the Offer or the Merger or has the effect of making the purchase of the Common Stock illegal; and
(v) the Purchaser will have accepted for payment and paid for the shares of Common Stock tendered pursuant to the Offer; provided, that the foregoing will not be a condition to Ingersoll-Rand's and the Purchaser's obligation to consummate the Merger if the Purchaser's failure to purchase Shares of Common Stock violates the terms of the Offer.

    Termination. The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned, at any time prior to the Effective Time, whether before or after approval of the Merger by the Company's stockholders:
(a) by mutual written consent of the Company, IngersollRand and the Purchaser;
(b) by either Ingersoll-Rand or the Company, if any governmental or regulatory agency located or having jurisdiction within the United States or any country or economic region in which either the Company or Ingersoll-Rand has material assets or operations will have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, shares of Common Stock pursuant to the Offer or the Merger and such order, decree or ruling or other action will have become final and nonappealable; provided, that Ingersoll-Rand will, if necessary to prevent the taking of such action, or the enaction, enforcement, promulgation, amendment, issuance or application of any statute, rule, regulation, legislation, interpretation, judgment, order or injunction, offer to accept an order to divest such of the Company's or Ingersoll-Rand's assets and businesses as may be necessary to forestall such injunction or order and to hold separate such assets and business pending such divestiture, but only if the amount of such assets and businesses is not material to the assets or profitability of Ingersoll-Rand and its subsidiaries taken as a whole; (c) by Ingersoll-Rand or the Company, if due to an occurrence or circumstance which would result in a failure to satisfy any of the Tender Offer Conditions, the Purchaser will have failed to pay for Shares pursuant to the Offer on or prior to the Outside Date, unless such failure has been caused by or results from the failure of the party seeking to terminate the Merger Agreement to perform in any material respect any of its respective covenants contained in the Merger Agreement. The term "Outside Date" will mean the latest (not to exceed 150 days) of (A) 60 days following the date of the Merger Agreement, (B) the date on which either the applicable waiting period under the HSR Act will have expired or been terminated or the final terms of a consent decree between Ingersoll-Rand and the Antitrust Division of the Department of Justice (the "Antitrust Division") (the "Consenting Parties"), with respect to the Offer and the Merger have been agreed to by the Consenting Parties, or an order of a Federal District Court adjudging that the Merger does not violate the Federal antitrust laws will have been issued or the Antitrust Division will have otherwise authorized Ingersoll-Rand to acquire Shares pursuant to the Offer, or
(C) 10 business days following the conclusion of any ongoing proceedings before the European Commission in connection with its review of the transactions contemplated by the Merger Agreement or any similar delay pursuant to any other material antitrust or competitive law or regulation; (d) by Ingersoll-Rand or the Company, if the Offer is terminated or expires in accordance with its terms without the Purchaser having purchased any Common Stock thereunder due to a failure of any of the conditions to the Offer to be satisfied, unless such termination or expiration has been caused by or results from the failure of the party seeking to terminate the Merger Agreement to perform in any material respect any of its respective covenants contained in the Merger Agreement; (e) by the Company, if the Board of the Company determines that a proposal for a Third Party Acquisition is a Superior Proposal and a majority of the Board of the Company determines, in its good faith judgment, based on the opinion of independent legal outside counsel to the Company, that a failure to terminate the Merger Agreement would constitute a breach of such Board's fiduciary obligations under applicable law; provided, that any such termination by the Company under the provisions described in this clause (e) will not be effective until the Company has made payment of the full fee and expense reimbursement described below under "Fees and Expenses"; (f) prior to the consummation of the Offer, by the Company, if (i) any of the representations and warranties of Ingersoll-Rand or the Purchaser contained in the Merger Agreement were incorrect in any material respect when made or have since become, and at the time of termination remain, incorrect in any material respect, or (ii) Ingersoll-Rand or the Purchaser will have breached or failed to comply in any material respect with any of their respective obligations under the Merger Agreement, which breach will not have been cured prior to the earlier of (A) 10 days following notice of such breach and (B) two business days prior to the date on which the Offer expires; or (g) by Ingersoll-Rand prior to the purchase of Shares pursuant to the Offer, if (i) there will have been a breach of any representation or warranty on the part of the Company contained in the Merger Agreement which would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Company and its subsidiaries taken as a whole or which would reasonably be expected to prevent (or materially delay) the consummation of the Offer, (ii) there will have been a breach of any covenant on the part of the Company contained in the Merger Agreement which would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Company and its subsidiaries taken as a whole or which would reasonably be expected to prevent (or materially delay) the consummation of the Offer, which will not have been cured prior to the earlier of (A) 10 days following notice of such breach and (B) two business days prior to the date on which the

Offer expires, (iii) the Board will have withdrawn or modified in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger and will not have reinstated such approval or recommendation within three business days thereof, will have approved or recommended another offer or transaction, or will have resolved to effect any of the foregoing, or (iv) the Minimum Condition will not have been satisfied by the expiration date of the Offer and on or prior to such date (A) any person (other than Ingersoll-Rand or the Purchaser) will have made a proposal or public announcement or communication to the Company with respect to a Third Party Acquisition at a price in excess of $86.00 per Share or (B) any person (including the Company or any of its affiliates or subsidiaries), other than Ingersoll-Rand or any of its affiliates, will have become the beneficial owner of more than 20.0% of the Shares.

    "Third Party Acquisition" is defined in the Merger Agreement as the occurrence of any of the following events: (i) the acquisition of the Company by merger, tender offer or otherwise by any person other than Ingersoll-Rand, the Purchaser or any affiliate (a "Third Party"); (ii) the acquisition by a Third Party of 20.0% or more of the assets of the Company and its subsidiaries taken as a whole; (iii) the acquisition by a Third Party of more than 20.0% of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company or any of its subsidiaries of 20.0% or more of the outstanding Shares.

    "Superior Proposal" is defined in the Merger Agreement as a bona fide proposal made by a Third Party to acquire all of the outstanding Shares pursuant to a tender offer or a merger, or to purchase all or substantially all of the assets of the Company, on terms which a majority of the members of the Board of the Company determines in its good faith reasonable judgment (based on the advice of its financial and legal advisors) to be more favorable to the Company and its stockholders than the Offer and the Merger.

    In the event of the termination of the Merger Agreement, the Merger Agreement will forthwith become void and there will be no liability on the part of any party thereto subject to limited exceptions; provided, however, that nothing therein will relieve any party from liability for any breach hereof.

    Fees and Expenses. Under the Merger Agreement, if: (i) Ingersoll-Rand terminates the Merger Agreement pursuant to the provisions described in clause
(g)(iv)(A) under "Termination" above and within twelve months thereafter: (A) the Company enters into an agreement with respect to a Third Party Acquisition, or a Third Party Acquisition occurs, involving any party (or any affiliate or associate thereof) (x) with whom the Company (or its agents) had any discussions with respect to a Third Party Acquisition, (y) to whom the Company (or its agents) furnished information with respect to or with a view to a Third Party Acquisition or (z) who had submitted a proposal or expressed any interest publicly or to the Company in a Third Party Acquisition, in the case of each of clauses (x), (y) and (z) prior to such termination; or (B) the Company enters into an agreement with respect to a Third Party Acquisition, or a Third Party Acquisition occurs, that contemplates a direct or indirect consideration (or implicit valuation) for Shares (including the value of any stub equity) in excess of $86.00 per Share; or (ii) the Company terminates the Merger Agreement pursuant to the provisions described in clause (e) under "Termination" above or Ingersoll-Rand terminates the Merger Agreement pursuant to the provisions described in clause (g)(iii) or (g)(iv)(B) under "Termination" above; then the Company must pay to Ingersoll-Rand and the Purchaser, within one business day following the execution and delivery of such agreement or such occurrence, as the case may be, or simultaneously with any termination contemplated by the provisions described in clause (ii) above, a cash fee of $35 million, provided, however, that the Company will in no event be obligated to pay more than one such fee with respect to all such agreements and occurrences and such termination.

    Except as otherwise specifically provided therein, all costs and expenses incurred in connection with the Merger Agreement and the consummation of the transactions contemplated thereby will be paid by the party incurring such costs and expenses.

    Amendment and Modification. Subject to the terms of the Merger Agreement and applicable law, the Merger Agreement may be amended, modified and supplemented in writing by the parties thereto in any and all respects before the Effective Time (notwithstanding any stockholder approval of the Merger), by action taken by the respective Boards of Directors of Ingersoll-Rand, the Purchaser and the Company or by the respective officers authorized by such Boards of Directors, provided, however, that after any such stockholder approval, no amendment will be made which by law requires further approval by such stockholders without such further approval.

CERTAIN CONDITIONS OF THE OFFER

    Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or subject to any applicable rules and regulations of the Commission, including Rule 14e-1c under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered and may terminate or amend the Offer in accordance with the Merger Agreement and may postpone the acceptance of, and payment for, Shares, if (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which, together with Shares owned by Ingersoll-Rand and the Purchaser, represent a majority of the total voting power of all Shares outstanding on a fully diluted basis on the date of purchase (the "Minimum Condition"), (ii) subject to the proviso contained in paragraph (a) below, any applicable waiting period under the HSR Act or under any applicable foreign statutes or regulations in a jurisdiction where Ingersoll-Rand or the Company, directly or indirectly, has material operations or a material amount of assets shall not have expired or been terminated or (iii) at any time on or after the date of the Merger Agreement and at or before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer) any of the following shall occur:

        (a) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or to the Merger, that would reasonably be expected to: (i) make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger or seek to obtain material damages or make materially more costly the making of the Offer, (ii) prohibit or materially limit the ownership or operation by Ingersoll-Rand or the Purchaser of all or any material portion of the business or assets of the Company or any of its subsidiaries taken as a whole or compel Ingersoll-Rand or the Purchaser to dispose of or hold separately all or any material portion of the business or assets of Ingersoll-Rand or the Purchaser or the Company or any of its subsidiaries taken as a whole, or seek to impose any material limitation on the ability of Ingersoll-Rand or the Purchaser to conduct its business or own such assets, (iii) impose material limitations on the ability of Ingersoll-Rand or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Purchaser or Ingersoll-Rand on all matters properly presented to the Company's stockholders, or (iv) require divestiture by Ingersoll-Rand or the Purchaser of any Shares; provided, that Ingersoll-Rand shall, if necessary to prevent the taking of such action, or the enaction, enforcement, promulgation, amendment, issuance or application of any statute, rule, regulation, legislation, interpretation, judgment, order or injunction, offer to accept an order to divest such of the Company's or Ingersoll-Rand's assets and businesses as may be necessary to forestall such injunction or order and to hold separate such assets and business pending such divestiture, but only if the amount of such assets and businesses is not material to the assets or profitability of Ingersoll-Rand and its subsidiaries taken as a whole;

        (b) there shall have occurred any development that has, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Company and its subsidiaries taken as a whole;

        (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange (the "NYSE"), (ii) any decline in the Standard & Poor's 500 in excess of 25% measured from the close of business on the trading day next preceding the date of the Merger Agreement, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any material limitation by any U.S., federal or state government or governmental, administrative or regulatory authority or agency on the extension of credit by banks or other lending institutions, or (v) a commencement or escalation of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States and having a material adverse effect on the business, assets, financial condition or results of operations of the Company and its subsidiaries taken as a whole or materially adversely affecting (or materially delaying) the consummation of the Offer.

        (d)(i) it shall have been disclosed or the Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange
    Act) of more than 20% of the outstanding Shares has been acquired by any corporation (including the Company or any of its subsidiaries or affiliates), partnership, person or other entity or group (as defined in
    Section 13(d)(3) of the Exchange Act), other than Ingersoll-Rand or any of its affiliates, or (ii)(A) the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Ingersoll-Rand or the Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger, (B) any corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries, or (C) the Board or any committee thereof shall have resolved to do any of the foregoing;

        (e) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct, or any such representations and warranties that are not so qualified shall not be true and correct in any respect which would reasonably be expected to have a material adverse effect on the business assets, results of operations or financial condition of the Company and its subsidiaries taken as a whole, in each case as if such representations and warranties were made at the time of such determination except as to any such representation or warranty which speaks as of a specific date, which must be untrue or incorrect in the foregoing respects as of such specific date;

        (f) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

        (g)(x) the Company shall not have consummated the sale of its 50% interest in VME Group N.V. for cash proceeds of not less than $573 million and (y) the definitive agreement to sell such interest to AB Volvo of Sweden described in the Company's Current Report on Form 8-K filed with the Commission on March 6, 1995 shall have been cancelled or terminated, or shall have been amended in a manner that is materially adverse to the Company, or shall otherwise no longer remain in full force and effect; or

        (h) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the reasonable judgment of the Purchaser, in any such case and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

    The foregoing conditions (including those set forth in clauses (i)-(iii) above) are for the sole benefit of the Purchaser and may be asserted by the Purchaser, or may be waived by the Purchaser, in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    The Company has agreed to take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under Section 4.13 of the Merger Agreement. Annex I to this Schedule 14D-9 fulfills the Company's obligation in this regard under the Merger Agreement. Pursuant to the Merger Agreement, Ingersoll-Rand or the Purchaser will supply to the Company and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

    To the best of the knowledge of the Company, except as described above, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) the Purchaser or Ingersoll-Rand, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) At a meeting of the Board held on April 9, 1995, the Board met with its financial and legal advisors to review the business, financial condition and prospects of the Company, the terms and conditions of the Offer and various matters related thereto, including reports by the Company's financial advisor, CS First Boston, on the financial condition and performance and potential value of the Company. Based on the proposed terms of the draft Merger Agreement presented to the Board on April 9, 1995, which among other things, substantially increased the price offered per Share, in light of and subject to the terms and conditions set forth in the Merger Agreement and after receiving advice from management of the Company ("Management"), CS First Boston and its legal advisors, the Board unanimously determined that the Offer and Merger Agreement are fair to, and in the best interest of, the shareholders of the Company.

    AT THE APRIL 9, 1995 MEETING, THE BOARD UNANIMOUSLY DETERMINED THAT BOTH THE OFFER AND MERGER AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF SHARES ACCEPT THE OFFER AND MERGER AGREEMENT AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    A copy of a letter to stockholders communicating the recommendation of the Board is filed as Exhibit 9 and is incorporated herein by reference.

    (b) In reaching its determination and recommendations with respect to the Offer, as indicated above, the Board reviewed in detail the Offer and the various alternative transactions reviewed by Management and its financial advisors, and deliberated extensively with its legal and financial advisors regarding the foregoing. At the end of the meeting, the Board determined by unanimous vote that the Offer, as revised, is fair to, and in the best interests of, the Company, its shareholders and its other constituencies and authorized the execution and delivery of the Merger Agreement. Numerous factors were taken into account including, among other things, the following:

        (i) The terms and conditions of the Offer and the Merger Agreement.

        (ii) Presentation by Management at the March 27, 1995 meeting regarding the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company were it to remain independent.

        (iii) The Board's belief, based on the advice and analysis of CS First Boston presented to the Board at the meetings held on April 2 and April 9, 1995, that alternative financial transactions, such as a leveraged recapitalization, payment of a substantial dividend, or leveraged buy-out, were not likely to provide values to the shareholders of the Company superior to the $86 per Share Offer.

        (iv) The fact that since March 28, 1995, the date Ingersoll-Rand first publicly announced its proposal to acquire the Company, no person other than Ingersoll-Rand had made an offer or proposal to acquire the Company, and the Board was not confident that an offer superior to the Offer would be forthcoming either prior to the annual meeting on May 9, 1995 or any reasonable postponement thereof, at which meeting the Board faced the prospect that the Ingersoll-Rand nominees would be elected as directors of the Company pursuant to the proxy solicitation launched by Ingersoll-Rand and such new directors would then approve the $77 offer.

        (v) The trading price of the Shares over the past three years and that the $86 per Share Offer price represents a premium of approximately 63% over the closing sales price of $52 5/8 for the Shares on the NYSE on March 27, 1995, the last trading day prior to the public announcement by Ingersoll-Rand of its interest in acquiring the Company, and a premium of approximately 70% over the closing price of $50 1/2 for the Shares on the NYSE on March 14, 1995, the last trading date prior to the initial telephone conversation concerning the acquisition of the Company by Ingersoll-Rand between Mr. Leo J. McKernan, Chairman, President and Chief Executive of the Company, and Mr. James E. Perrella, Chairman, President and Chief Executive Officer of Ingersoll-Rand.

        (vi) The prices paid in other recent comparable acquisition transactions.

        (vii) The recommendation of Management that the Offer and Merger be approved.

        (viii) The presentation of CS First Boston, financial advisor to the Company, at the April 9, 1995 Board meeting and their written opinion (the "CS First Boston Opinion") dated April 9, 1995 that, based upon and subject to the information contained therein, as of the date of the opinion, the consideration to be received by the stockholders of the Company (other than Ingersoll-Rand and the Purchaser) in the Offer and the Merger is fair to such stockholders from a financial point of view.

        (ix) The Merger Agreement permits the Company to terminate the Merger Agreement, if any person shall have made a bona fide proposal to acquire the Company on terms which a majority of the Board determines in its good faith judgment, based on the opinion of independent legal outside counsel to the Company, that a failure to terminate the Merger Agreement would constitute a breach of the Board's fiduciary obligations under applicable law.

    The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented and considered by it.

    The full text of the CS First Boston Opinion, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by CS First Boston, is filed herewith as Exhibit 10 and is incorporated herein by reference. The Company's stockholders are urged to read the attached CS First Boston Opinion in its entirety.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to a letter agreement, dated as of March 22, 1995 (the "March 22 Agreement"), the Company retained CS First Boston to render general financial advisory services to the Company with respect to, among other things, responding to any business combination proposals received by the Company. Pursuant to a letter agreement, dated as of April 6, 1995 (the "April 6 Agreement" and, together with the March 22 Agreement, the "Letter Agreements"), the Company retained CS First Boston to act as the Company's financial advisor with respect to the Offer. Pursuant to the March 22 Agreement, the Company paid CS First Boston an advisory fee of $75,000.

    The Company has agreed with CS First Boston that if within twelve months following the April 6 Agreement, a transaction involving the acquisition by a third party of at least a majority of the total number of outstanding voting securities of the Company on a fully diluted basis, a merger or consolidation involving the Company and a third party in which the Company is acquired, or the transfer of all or substantial portion of the assets of the Company to a third party (an "Acquisition") is consummated, the Company will pay to CS First Boston at the closing of such Acquisition a transaction fee equal to 1% of the aggregate consideration received by the Company's stockholders pursuant to such Acquisition (the "Transaction Fee"). Consummation of the Offer in accordance with its terms will constitute an Acquisition.

    Pursuant to the Letter Agreements, the Company has also agreed to reimburse CS First Boston for its reasonable out-of-pocket expenses, including the fees and expenses of legal counsel. In addition, the Company has agreed to indemnify CS First Boston against certain liabilities in connection with its engagement.

    The Company previously retained D.F. King & Co., Inc. ("D.F. King") to assist the Company in connection with ongoing communications with its stockholders, including with respect to the Offer and related matters. Such firm will receive customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith.

    Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except as described below, to the knowledge of the Company, there have been no transactions in Shares which were effected during the past 60 days by the Company, or by any executive officer, director, affiliate or subsidiary of the Company.

    Between February 7, 1995 and March 15, 1995 the Company repurchased in the open market an aggregate of 305,000 Shares pursuant to its stock repurchase program announced on February 3, 1995. The prices paid for such Shares ranged between $49.75 and $55.00 per Share. The aggregate purchase price for such Shares was $16,245,150 (including commissions).

    Under the Stock Purchase Program for Officers (the "Plan"), which is described in the Report of the Human Effectiveness Committee in the Proxy Statement, officers may contribute up to 15% of their base salary and incentive compensation into the Plan. The Company contributes into the Plan an amount equal to 2/3 of the participant's contribution. Pursuant to the Plan, the Company and the Company's executive officers contributed the following amounts to the Plan toward the purchase of Shares on March 1, 1995, calculated on the basis of the closing price of $54.25 per Share for the Company's Shares on March 1, 1995:

                                                SHARES OF                       SHARES OF RESTRICTED
                             EMPLOYEE     STOCK PURCHASED WITH     COMPANY'S    STOCK PURCHASED WITH   TOTAL
    NAME                   CONTRIBUTION   EMPLOYEE CONTRIBUTION      MATCH         COMPANY MATCH       SHARES
- -------------------------  ------------   ---------------------   -----------   --------------------   ------
Leo J. McKernan..........  $ 198,970.35            3667           $132,655.94           2445            6112
Frank M. Sims............  $  48,858.24             900           $ 32,573.76            600            1500
William N. Harper........  $  48,583.15             895           $ 32,407.00            597            1492
James D. Kertz...........  $  36,327.42             669           $ 24,210.09            446            1115
Bernard D. Henely........  $  32,947.11             607           $ 21,996.12            405            1012
Paul R. Bowles...........  $  32,685.84             602           $ 21,780.85            401            1003
Thomas L. Doepker........  $  32,645.61             601           $ 21,769.16            401            1002
John J. Reynolds.........  $  23,552.84             434           $ 15,681.35            289             723
David D. Hunter..........  $  14,083.90             259           $  9,407.74            173             432

    (b) To the best of the Company's knowledge, all of the Company's executive officers, directors and affiliates currently intend to tender all Shares held of record or beneficially owned by them pursuant to the Offer, except for those Shares held by such persons which, if tendered, would cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) On March 15, 1995, Mr. Leo J. McKernan, Chairman, President and Chief Executive Officer of the Company, had a telephone conversation with Mr. James E. Perrella, Chairman, President and Chief Executive Officer of Ingersoll-Rand. Mr. Perrella proposed that Ingersoll-Rand acquire the Company in an all-cash merger transaction in which the stockholders of the Company would receive between $75.00 and $77.00 in cash per Share. Mr. McKernan informed Mr. Perrella that the Company was not interested in such a transaction.

    On March 15, 1995, Mr. McKernan and each of the Company's directors received the following letter from Mr. Perrella:

    March 15, 1995

    Mr. Leo J. McKernan
    Chairman, President and Chief Executive Officer
    Clark Equipment Company
    100 North Michigan Street
    South Bend, Indiana 46634

    Dear Leo:

    I was disappointed that you did not give me the chance to explain fully our proposal when we spoke today. I would have much preferred to convey to you personally everything that I wanted to say, but since I was unable to do so, I am sending this letter to set forth our specific proposal.

    Ingersoll-Rand Company proposes to acquire Clark Equipment Company in a merger transaction in which Clark's stockholders would receive between $75.00 and $77.00 in cash for each share of outstanding Clark common stock. We think the lower end of that range is the appropriate price, but I would like to meet with you to give you the opportunity to convince us that the higher end of the range is justified.

    We believe our proposal presents an extremely attractive opportunity for Clark's stockholders, who at $75.00 per share would receive a premium of 50% over today's closing market price of Clark common stock. We and our financial advisors believe that Clark's stockholders will enthusiastically support our proposal.

    We have been studying Clark for some time and we are extremely impressed with the businesses you have so ably built up and the manner in which they complement Ingersoll-Rand's businesses. We believe the complementary aspects of our two companies' products, customers and distribution capabilities would enable the combined entity to be an even more effective competitor in the global marketplace.

    Our proposal visualizes the negotiation and execution of a mutually acceptable definitive merger agreement, the operation of Clark in the ordinary course of business and the taking of the various actions by Clark's Board necessary to facilitate the completion of the transaction. Our proposal also assumes Clark's consummation of the sale of its 50% interest in VME to Volvo on substantially the terms previously announced. Our antitrust counsel has studied the two companies' businesses and we do not believe that our proposal gives rise to any meaningful antitrust concerns. We are confident that any antitrust issues would readily be resolved. Finally, based on our discussions with Ingersoll-Rand's principal senior lender, we are also confident that the necessary financing for this transaction can easily be arranged.

    We hope that you and your Board of Directors will view this proposal as we do - a unique opportunity for Clark's stockholders to realize full value for their shares in a transaction that can quickly be consummated. We are prepared to meet with you and your advisors to answer any questions that you may have about our proposal and to proceed expeditiously to negotiate a definitive merger agreement with you.

    My purpose in sending this letter is to provide you and your fellow directors with information about our proposal and to express our sincere desire to work together with you to reach agreement on a transaction that can be presented to Clark's stockholders as the joint effort of

    Ingersoll-Rand's and Clark's Boards of Directors and management. At this point, therefore, we hope that our discussions can remain a private matter between us.

    Needless to say, it is important that we hear from you as soon as practicable as to your Board's views about our proposal.

    Sincerely,

    James E. Perrella
    Chairman, President and Chief Executive Officer

    cc: Members of the Board of Directors of Clark Equipment Company

    On March 20, 1995, Mr. McKernan telephoned Mr. Perrella and informed him that the Company would give serious consideration to Ingersoll-Rand's proposal, and that he intended to convene a meeting of the Board on March 27, 1995, subject to final confirmation of the availability of the Company's directors, to consider the proposal.

    On March 21, 1995, Mr. McKernan received the following letter from Mr.
Perrella:

    March 21, 1995

    Mr. Leo J. McKernan
    Chairman, President and Chief Executive Officer
    Clark Equipment Company
    100 North Michigan Street
    South Bend, Indiana 46634

    Dear Leo:

    I appreciated your phone call yesterday. I think it would be in our mutual best interests for us to continue to stay in touch with each other as events unfold.

    We hope you will be able to convene your Board as soon as possible this week since time is so important. But we certainly hope that Monday would be the latest possible date for your Board meeting.

    When it does meet, we hope that your Board will view this proposal as we do-as an unusual opportunity for Clark's stockholders to realize full value for their shares in a transaction that will create a company that will be uniquely positioned in the global marketplace.

    I want to stress my desire to meet with you to discuss our proposal and answer any questions that you may have about it. I would like to give you the opportunity to show us how the higher end of the range that I mentioned in my March 15 letter might be justified.

    Thanks again for your call.

    Sincerely,

    James E. Perrella

    On March 23, 1995, Mr. McKernan telephoned Mr. Perrella to report that the Company's Board would be meeting on Monday, March 27, 1995 to consider Ingersoll-Rand's proposal.

    On March 27, 1995 a special meeting of the Board was held to consider Ingersoll-Rand's proposal as contained in Mr. Perrella's March 15th letter to Mr. McKernan. The Board carefully considered together with the advice of its legal and financial advisors the Ingersoll-Rand proposal. As a result of such review, the Board unanimously determined that the Ingersoll-Rand proposal was wholly inadequate and that the Company was not for sale, and authorized and instructed Mr. McKernan to decline the Ingersoll-Rand proposal and send the following letter to Mr. Perrella:

    March 27, 1995

    Mr. James E. Perrella
    Chairman, President and Chief Executive Officer
    Ingersoll-Rand Company
    200 Chestnut Ridge Road
    Woodcliff Lake, NJ 07675

    Dear Mr. Perrella:

    The Board of Directors of Clark Equipment Company met today to consider your letter of March 15, 1995. During the meeting, we considered the views of our financial and legal advisors and other issues we deemed appropriate.

    Although the Board of Directors appreciates your interest in Clark Equipment Company as a strategic acquisition, the Board of Directors unanimously reaffirmed its long-standing position that the Company is not for sale. We therefore decline your proposal.

    The management team at Clark, with the full support of the Board, has been successfully implementing a strategic plan which has benefited our shareholders materially. As a result of our efforts, Clark Equipment Company enjoys an outstanding reputation with its shareholders, customers and the financial community. The management and Board of Directors of Clark believe that our shareholders will continue to benefit materially from our commitment to stay the course of our strategic plan.

    Thank you again for your expression of interest in Clark. The Board of Directors requests that this letter remain confidential and that it shall serve as an appropriate final response to your inquiry.

    Sincerely,

    Leo J. McKernan

    Following receipt of Mr. McKernan's letter, Mr. McKernan received a telephone call from Mr. Perrella on March 28, 1995, during which Mr. Perrella asked Mr. McKernan and the Company's Board to reconsider the Ingersoll-Rand proposal. Mr. McKernan reiterated the Board's position that the Company was not for sale. Later that day, Mr. McKernan received the letter set forth below and Ingersoll-Rand issued the following press release:

        Woodcliff Lake, N.J. (March 28, 1995) Ingersoll-Rand Company announced today that it had submitted a proposal to Clark Equipment Company for the acquisition of Clark in a merger transaction in which Clark's stockholders would receive between $75 and $77 in cash per share.

        A letter sent today by James E. Perrella, Chairman, President and Chief Executive Officer of Ingersoll-Rand, to Clark's Chairman is attached.

        Ingersoll-Rand first submitted its acquisition proposal to Clark on March 15, 1995. Clark advised Ingersoll-Rand today that at a meeting held on March 27, 1995 Clark's Board had rejected Ingersoll-Rand's proposal.

    Here is the full text of Ingersoll-Rand's letter:

    March 28, 1995

    Mr. Leo J. McKernan
    Chairman, President and Chief Executive Officer
    Clark Equipment Company
    100 North Michigan Street
    South Bend, Indiana 46634
    Dear Leo:

    We are surprised and disappointed that Clark Equipment Company's Board has rejected our acquisition proposal and "reaffirmed its long-standing position that the Company is not for sale." We would have thought that an acquisition proposal at a 50% premium over the price at which Clark common stock has recently been trading-and a price exceeding Clark's all time high stock price-would have led to a more constructive dialogue between us. But as I have mentioned to you, we have proposed a transaction that is so compelling for the stockholders of both of our companies that we feel obligated to pursue it notwithstanding your Board's rejection. Because we are confident that Clark's stockholders will enthusiastically support our proposal, we are sending this letter to you and also releasing it publicly.

    Ingersoll-Rand Company proposes to acquire Clark in a merger transaction in which Clark's stockholders would receive between $75.00 and $77.00 in cash for each share of outstanding Clark common stock. We think the lower end of that range is the appropriate price, but as you know we have repeatedly offered to meet with you to give you the opportunity to convince us that the higher end of that range is justified.

    We have been studying Clark for some time and we are extremely impressed with the businesses you have so ably built up and the manner in which they complement Ingersoll-Rand's businesses. We believe the complementary aspects of our two companies' products, customers and distribution capabilities would enable the combined entity to be an even more effective competitor in the global marketplace.

    Our offer is subject to the negotiation and execution of a mutually acceptable definitive merger agreement, the operation of Clark in the ordinary course of business, the taking of the various actions by Clark's Board necessary to facilitate the completion of the transaction and the absence of any actions by Clark's Board which would frustrate our offer. Our proposal also assumes Clark's consummation of the sale of its 50% interest in VME to Volvo on substantially the terms previously announced or, if not consummated, the continued effectiveness of Clark's announced agreement with Volvo without any change in its terms.

    Our antitrust counsel has studied the two companies' businesses and we do not believe that our proposal gives rise to any meaningful antitrust concerns. We are confident that any antitrust issues would readily be resolved. Finally, based on our discussions with our senior lenders, we are also confident that the necessary financing for the transaction can easily be arranged.

    I still would like to meet with you at your earliest convenience to discuss our proposal and to proceed with negotiations leading to the execution of a definitive merger agreement.

    We believe that your Board of Directors should reconsider our proposal and view it as we do - as a unique opportunity for Clark's stockholders to realize full value for their shares in a transaction that can quickly be consummated.

    We hope to hear from you promptly.

    Sincerely, James E. Perrella

    Later on March 28, 1995, the Company issued the following press release:

    South Bend, Ind. (March 28, 1995)-Clark Equipment Company said today that its Board of Directors met on March 27, 1995 to review a letter received from Ingersoll-Rand proposing an acquisition of the company. After consulting with Clark's financial and legal advisors, the Board of Directors unanimously determined to decline Ingersoll-Rand's unsolicited proposal. The Board reaffirmed its long standing position that Clark is not for sale and its commitment to implement successfully its strategic plan. This plan has included the recent acquisitions of Club Car and Blaw-Knox and the impending divestiture of its 50 percent interest in VME Group for $573 million.

    Clark Chairman Leo J. McKernan stated that Ingersoll-Rand's proposal is entirely inadequate. "Clark's share price reached a high of $71 only five months ago. I believe this is an opportunistic attempt to buy Clark during a temporary decline in the price of Clark's shares," added Mr. McKernan. (A copy of Mr. McKernan's letter to James E. Perrella, Chairman, President and CEO of Ingersoll-Rand, declining the offer follows.)

    The Company's press release then included the text of the March 27th Letter from Mr. McKernan to Mr. Perrella set forth above.

    On March 29, 1995, the Company filed an action against Ingersoll-Rand in the United States District Court for the Southern District of New York. The complaint alleged that Ingersoll-Rand's proposed acquisition of the Company would substantially lessen competition in the market for asphalt pavers and tend to create a monopoly in such market and that therefore the proposed acquisiton of the Company by Ingersoll-Rand would violate Section 7 of the Clayton Act and
Section 2 of the Sherman Act. The lawsuit is more fully described in Item 8 below.

    On March 31, 1995, Ingersoll-Rand sent to the Company a demand under Delaware Law for the Company's list of stockholders and security position listings.

    At a meeting held on April 2, 1995, with certain members of the Board participating by conference telephone, management of the Company and CS First Boston presented the preliminary results of their analysis of alternative financial transactions, including a leveraged recapitalization of the Company, payment of a substantial dividend, and a leveraged buy-out of the Company. Management and CS First Boston then discussed contacts with and a list of other potential acquirors of the Company. The Board also reviewed Ingersoll-Rand's statements of its intention to commence a tender offer for all the Shares of the Company for between $75 and $77 per Share and to conduct a proxy solicitation to remove the Board at the annual meeting on May 9, 1995. The Board discussed the prospect that if the Company conducted a search for another offeror at the end of which no offer superior to Ingersoll-Rand's $75 to $77 per Share offer were forthcoming, and if Ingersoll-Rand was successful in its proxy solicitation either at the annual meeting on May 9, 1995 or any reasonable postponement of such meeting, then the Company would have little leverage to negotiate an increase in the $75 to $77 per Share offer from Ingersoll-Rand. In such event, the Company's shareholders might have no alternative to Ingersoll-

Rand's $75 to $77 per Share offer. The Board also took note of the fact that the market price of the Company's shares substantially exceeded Ingersoll-Rand's proposal of $75 to $77 per Share. Desiring to use the market price of the Company's Shares to the shareholders' advantage, the Board authorized the Management to open discussions with Ingersoll-Rand.

    On April 3, 1995, the Purchaser filed its tender offer documents with the Commission on Schedule 14D-1 and commenced the Offer. On the same day, Ingersoll-Rand delivered a notice to the Company nominating seven individuals for election as directors at the Company's annual meeting of stockholders previously scheduled for May 9, 1995. On April 3, 1995, Mr. Perrella also sent the following letter to Mr. McKernan:

    April 3, 1995

    Mr. Leo J. McKernan
    Chairman, President and Chief Executive Officer
    Clark Equipment Company
    100 North Michigan Street
    South Bend, Indiana 46634
    Dear Leo:

    Over the past two and a half weeks, Ingersoll-Rand has made repeated efforts to meet with Clark in an attempt to negotiate the terms of a merger transaction that could be presented to Clark's stockholders as the joint effort of both companies' Boards and managements. But rather than recognize its fiduciary responsibility to explore further a possible transaction on the basis we have proposed, the only response from Clark has been to state its longstanding position that Clark is not for sale and to file a lawsuit against us.

    The Company's actions leave us with only one alternative. Today we are commencing a tender offer to acquire all outstanding shares of Clark common stock at $77.00 in cash per share and we are sending a letter notifying you that we are nominating seven individuals for election as directors of Clark at Clark's May 9 annual meeting of stockholders.

    We regret that we have to resort to these actions; we would have greatly preferred to enter into negotiations with you in an effort to reach agreement on a merger transaction. But even though we have commenced a tender offer, we continue to be interested in meeting with you to negotiate the terms of a transaction that can be approved by your Board.

    When your Board recognizes that its fiduciary duties require consideration of the sale of Clark, please call me.

    Sincerely,
    James E. Perrella
    Chairman, President and Chief Executive Officer

    During the week of April 3, 1995, the respective financial advisors to Ingersoll-Rand and the Company discussed the possibility of a modified Offer on terms, including an increased price per Share, which the Management might be prepared to recommend to the Board and pursuant to which the Company might be willing to enter into a merger agreement with Ingersoll-Rand. These discussions were concluded on April 6, 1995 with the two financial advisors each recommending to their respective clients that it might be productive for the Chairmen of Ingersoll-Rand and the Company to meet to see if they could reach agreement on the terms of a transaction which each Chairman would be willing to recommend to his company's board of directors.

    In the early evening on April 7, 1995, Mr. Perrella met with Mr. McKernan in New York City. At that meeting the two Chairmen reached agreement on the principal terms of a merger between the Company and Ingersoll-Rand. Starting that same evening, other representatives and advisors of Ingersoll-Rand and the Company met separately to conduct negotiations regarding the other terms of the Merger Agreement. These discussions continued on Saturday, April 8, 1995 and Sunday, April 9, 1995 and on Sunday, April 9, 1995 an agreement was reached between the representatives of the two companies on all of the terms of the Merger Agreement.

    On April 9, 1995, the Boards of Directors of Ingersoll-Rand and the Purchaser approved the Merger Agreement and the Board approved the Merger Agreement and took other action to render the Rights and the supermajority charter provision inapplicable to the Offer and the Merger. Later that afternoon, the Merger Agreement was executed and Ingersoll-Rand and the Company issued the following joint press release:

        Woodcliff Lake, N.J. and South Bend, Indiana (April 9,
    1995)--Ingersoll-Rand Company and Clark Equipment Company jointly announced today that they have entered into a definitive merger agreement under which Ingersoll-Rand will acquire Clark for $86.00 per share in cash. The Boards of Directors of both companies have unanimously approved the agreement.

        Ingersoll-Rand's pending tender offer is being amended to increase the offering price to $86.00 per share and extend the expiration date to midnight New York time on Friday, May 5, 1995.

        "We're delighted to add Clark's strong businesses and fine people to our own," said James E. Perrella, Chairman, President and Chief Executive Officer of Ingersoll-Rand. "This is a great fit. Clark's businesses complement Ingersoll-Rand's and, like ours, are well-managed leaders in their sectors."

        Clark's Chairman, President and Chief Executive Officer, Leo J. McKernan, said "This merger delivers fair value to our shareholders and also provides our employees with excellent opportunities within the framework of a fine company like Ingersoll-Rand."

        Consummation of the merger is subject to customary terms and conditions, including regulatory approvals.

    On April 9, 1995, the Company postponed indefinitely its annual meeting of stockholders scheduled for May 9, 1995; on April 10, 1995, Ingersoll-Rand withdrew its April 3, 1995 nomination of director candidates for election at the annual meeting; and on April 11 the Company filed with the court in the Antitrust Litigation a notice of dismissal of all claims against Ingersoll-Rand (all pursuant to the Merger Agreement).

    During the discussions between the financial advisors to Ingersoll-Rand and the Company during the week of April 3, 1995, Ingersoll-Rand's financial advisor made inquiries of the Company's financial advisor concerning the Company's expectations as to its operating performance in 1995 and 1996. Although the Company's financial advisor gave Ingersoll-Rand's financial advisor no specific information in that regard, following conversations between the financial advisors regarding publicly available analysts' estimates of the Company's 1995 and 1996 earnings, Ingersoll-Rand's financial advisor concluded, based upon, among other things, the Company's financial advisor's comments on such analysts' estimates (which comments the Company authorized), that the Company currently expects its consolidated net income for this year and next to fall within the following approximate ranges: 1995-- between $95 and $105 million; 1996--between $110 and $120 million.

    Any forecasts of future net income are inherently unreliable due to the numerous uncertainties associated with forecasts and the various assumptions on which they must necessarily be based. But because the expected consolidated net income figures referred to above with respect to the Company (the "Projections") were not prepared by management of the Company or by the Company's financial advisor, such data is necessarily far more speculative and far less reliable than if it had actually been prepared by the management of the Company or by the Company's financial advisor. The Projections are set forth herein solely because they were developed by Ingersoll-Rand's financial advisor on the basis of limited information regarding the Company's expected net income in 1995 and 1996 indicated by the Company's financial advisor.

    In light of the uncertainties inherent in forecasts of any kind, and particularly in view of the manner in which the Projections were developed by Ingersoll-Rand's financial advisor as noted above, the inclusion of the Projections should not be regarded as a representation by Ingersoll-Rand, the Purchaser, the Company or any other person that such Projections will be achieved. HOLDERS OF SHARES ARE THEREFORE CAUTIONED NOT TO PLACE ANY RELIANCE ON THE PROJECTIONS.

    The Projections were not developed with a view to public disclosure or compliance with the published guidelines of the Commission regarding forecasts, nor were they prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Restated Certificate of Incorporation

    Article SIXTH, paragraph (6)(a) of the Certificate of Incorporation provides that the affirmative vote or consent of the holders of four-fifths of all classes of stock of the Company entitled to vote in elections of directors is required (i) for the adoption of any agreement for the merger or consolidation of the Company with or into any other corporation, or (ii) to authorize any sale or lease of all or any substantial part of the assets of the Company to, or any sale or lease to the Company or any subsidiary thereof in exchange for securities of the Company of any assets (except assets having an aggregate fair market value of less than $10,000,000) of, any other corporation, person or other entity, if, in either case, as of the record date for the determination of the stockholders of the Company entitled to notice thereof and to vote thereon or consent thereto such other corporation, person or entity is the beneficial owner, directly or indirectly, of more than 10% of the outstanding shares of stock of the Company entitled to vote in elections of directors.

    Article SIXTH, paragraph (6)(d) provides that paragraph (6)(a) is not applicable to (i) any merger or consolidation of the Company with or into any other corporation, or any sale or lease of all or any substantial part of the assets of the Company to, or any sale or lease to the Company or any subsidiary thereof in exchange for securities of the Company of any assets of, any corporation if the Board shall by resolution have approved a memorandum of understanding or a letter of intent with such other corporation with respect to and substantially consistent with such transaction prior to the time that such other corporation shall have become a holder or more than 10% of the outstanding shares of stock of the Company entitled to vote in elections of directors; or
(ii) any merger or consolidation of the Company with, or any sale or lease to the Company or any subsidiary thereof of any of the assets of, any corporation of which a majority of the outstanding shares of all classes of stock entitled to vote in elections of directors is owned of record or beneficially by the Company and its subsidiaries.

    A copy of Article SIXTH, paragraph (6) of the Certificate of Incorporation is filed herewith as Exhibit 11 and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

    On April 9, 1995, the Board adopted resolutions approving, among other things (the "April 9 Resolutions"), a Letter of Intent, dated as of April 9, 1995 (the "Letter of Intent"), by and between the Company and Ingersoll-Rand, in connection with the Offer and the Merger Agreement. Pursuant to Article SIXTH, paragraph (6)(d) of the Certificate of Incorporation, the supermajority voting provisions of Article SIXTH, paragraph (6)(a) described above were rendered inapplicable to the transactions contemplated by the Merger Agreement as a result of the execution of the Letter of Intent and the Board's resolution approving the Letter of Intent. A copy of the Letter of Intent is filed herewith as Exhibit 12. A copy of the April 9 Resolutions is filed herewith as Exhibit 13.

  Rights Agreement

    As provided in the Merger Agreement, the Company has amended the Rights Agreement (the "Rights Amendment") to provide that no transaction undertaken by Ingersoll-Rand or any of its Affiliates (as defined in the Rights Agreement) or Associates (as defined in the Rights Agreement) pursuant to the Merger Agreement shall (A) trigger the exercisability of the Rights (as defined in the Rights Agreement), (B) cause the separation of the Rights from the certificates representing Shares to which they are attached, (C) cause the occurrence of a Distribution Date (as defined in the Rights Agreement) or (D) cause Ingersoll-Rand, Purchaser or any of Ingersoll-Rand's subsidiaries or affiliates to be deemed an Acquiring Person (as defined in the Rights Agreement).

    A copy of the Rights Amendment is filed herewith as Exhibit 14, and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

  Section 203

    As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of Delaware Law. Section 203 would prevent an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of shareholders by the affirmative vote of the holders of at least 66-2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of the Company's Certificate of Incorporation and Section 203, the Board of the Company has approved the Merger Agreement and the Purchaser's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated thereby and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

  Antitrust

    HSR Act. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to such requirements.

    Pursuant to the requirements of the HSR Act, Ingersoll-Rand filed the required Premerger Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC on April 3,

1995. The Company intends to file the required Forms with the Antitrust Division and the FTC as promptly as practicable. In the Merger Agreement, the Company has agreed to file the forms with the FTC and the Antitrust Division by the close of business on April 13, 1995, and to use its reasonable best efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation. The applicable provisions of the HSR Act impose a fifteen-calendar day waiting period following Ingersoll-Rand's filing. That waiting period is scheduled to expire at 11:59 P.M., New York City time, on Tuesday, April 18, 1995, unless early termination of the waiting period is granted or Ingersoll-Rand and the Company receive a request for additional information of documentary material prior thereto. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Ingersoll-Rand with such request. Thereafter, such waiting periods can be extended only by court order.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Ingersoll-Rand or the Company. Private parties may also bring legal actions under the antitrust laws. The Company previously instituted an antitrust action against Ingersoll-Rand seeking to enjoin the acquisition of Shares but that action has been voluntarily dismissed. See discussion under Antitrust Litigation below. There can be no assurance that a further challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

    EEA Merger Regulations. Under Regulation (EEC) No. 4064/89 (the "Merger Regulation") and Article 57 of the European Economic Area ("EEA") Agreement, notices of concentrations with a "Community dimension" must be provided to the European Commission for review and advance approval for compatibility with the common market. On April 5, 1995, Ingersoll-Rand filed its Form CO Relating to the Notification of a Concentration Pursuant to Council Regulation (EEC) No. 4064/89 with the European Commission. Under the Merger Regulation, an automatic three week suspension period commences upon receipt of the notification. That period is scheduled to expire on April 27, 1995, unless the European Commission decides to extend the suspension period for such period as it finds necessary to make a final decision on the legality of the transaction.

  Postponement of Annual Meeting

    Pursuant to the Merger Agreement, and by way of a resolution adopted by the Board in the April 9 Resolutions, the Company has indefinitely postponed its annual meeting of stockholders scheduled for May 9, 1995. The Company has further agreed to take no action unless compelled by legal process to reschedule the annual meeting or to call a special meeting of stockholders of the Company except in accordance with the Merger Agreement unless and until the Merger Agreement is terminated in accordance with its terms.

  Litigation

    (a) Delaware Shareholder Lawsuit

    On March 29, 1995, Ralph Dietsche, a purported stockholder of the Company, filed a purported class action in Delaware Chancery Court against the Company and Leo J. McKernan, James C. Chapman, Donald N. Frey, James A.D. Geier, Gaynor
N. Kelley, Ray B. Mundt and, Frank M. Sims, all of whom are directors of the Company. The complaint alleges that the individual defendants have breached fiduciary and common law duties which they owe to the Company's public stockholders by, among other things, failing to maximize shareholder value, failing to adequately consider an offer for the Company's shares which was proposed by Ingersoll-Rand and carrying out a preconceived plan to entrench management to the detriment of the Company's stockholders. The complaint seeks injunctive and declaratory relief, an unspecified amount of compensatory damages, and attorney's fees. A copy of the complaint is attached hereto as Exhibit 15.

    Pursuant to the Merger Agreement, the Company has agreed that it will not settle any litigation currently pending, or commenced after April 9, 1995, against the Company or any of its directors by any stockholder of the Company relating to the Offer or the Merger Agreement, without the prior written consent of Ingersoll-Rand.

    In addition, the Company has agreed that it will not voluntarily cooperate with any third party which has sought or may hereafter seek to restrain or prohibit or otherwise oppose the Offer or the Merger and will cooperate with Ingersoll-Rand and Purchaser to resist any such effort to restrain or prohibit or otherwise oppose the Offer or the Merger.

    (b) Antitrust Litigation

    On March 29, 1995, the Company filed an action against Ingersoll-Rand in the United States District Court for the Southern District of New York (the "Antitrust Litigation"). The complaint alleged that Ingersoll-Rand's proposed acquisition of the Company would substantially lessen competition in the market for asphalt pavers and tend to create a monopoly in such market and that therefore the proposed acquisition of the Company by Ingersoll-Rand would violate Section 7 of the Clayton Act and Section 2 of the Sherman Act. The lawsuit requested that the court issue a judgment declaring that the proposed acquisition of the Company by Ingersoll-Rand would violate the federal antitrust laws and that the court enter preliminary and permanent injunctions prohibiting Ingersoll-Rand from proceeding with the transaction. A copy of the complaint is attached hereto as Exhibit 16. Pursuant to the Merger Agreement, on April 11, 1995, the Company voluntarily filed a Notice of Dismissal dismissing the complaint without prejudice. A copy of the Notice of Dismissal is attached hereto as Exhibit 17.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following exhibits are filed herewith:

Exhibit 1    --Pages 1 through 24 of the Company's Proxy Statement dated March 27, 1995, for its Annual Meeting of Stockholders.
Exhibit 2    --The Board Resolution in which the FlexPlan was amended, dated as of April 9,
               1995.
Exhibit 3    --The Board Resolution in which the Corporate Office Reduction in Force Policy was amended and the Appendix thereto adopted, dated as of April 9, 1995.
Exhibit 4    --The Change in Control Severance Agreements for William D. Anderson, David D.
               Hunter, James D. Kertz, and John J. Reynolds, all dated as of April 11, 1995.
Exhibit 5    --The amendments to the Employment Agreements, dated as of March 28, 1995.
Exhibit 6    --The amendments to the SERPs, dated as of February 15, 1995 and March 27, 1995.
Exhibit 7    --The amendments to the Clark Equipment Company Supplemental Executive Retirement
               Trust and the Clark Equipment Company Deferred Benefit Trust, dated as of April
               9, 1995.
Exhibit 8    --Agreement and Plan of Merger, dated as of April 9, 1995, among the Company,
               Ingersoll-Rand and the Purchaser.
Exhibit 9    --Letter to Stockholders communicating the recommendation of the Board, dated as of April 12, 1995.
Exhibit 10   --Opinion of CS First Boston Corporation, dated April 9, 1995.
Exhibit 11   --Article SIXTH, paragraph (6) of the Company's Restated Certificate of
               Incorporation, dated as of August 14, 1969.
Exhibit 12   --Letter of Intent, dated as of April 9, 1995.
Exhibit 13   --Board Resolutions, dated as of April 9, 1995.
Exhibit 14   --The amendment to the Rights Agreement, dated as of April 9, 1995.
Exhibit 15   --Complaint in Dietsche, et al., v. Clark Equipment Company, et al.
Exhibit 16   --Complaint in Clark Equipment Company v. Ingersoll-Rand Company.
Exhibit 17   --Notice of Dismissal in Clark Equipment Company v. Ingersoll-Rand Company.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          CLARK EQUIPMENT COMPANY

                                          By: /s/ Bernard D. Henely
                                              ..................................
                                              Name: Bernard D. Henely
                                             Title: Vice President and General
                                                    Counsel

Dated: April 12, 1995

                                                                         ANNEX I

                            CLARK EQUIPMENT COMPANY
                           100 NORTH MICHIGAN STREET
                           SOUTH BEND, INDIANA 46634
                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about April 12, 1995, as part of Clark Equipment Company's (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with respect to the revised tender offer by CEC Acquisition Corp. (the "Purchaser") to the holders of record of the Company's Common Stock, $7.50 par value ("Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board. The Merger Agreement provides that the Purchaser, upon purchase of Shares pursuant to the Offer, shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give the Purchaser representation on the Board equal to the product of the total number of directors on the Board (after giving effect to the directors to be elected pursuant to the Merger Agreement) and the percentage that the aggregate number of shares of Common Stock beneficially owned by the Purchaser or any affiliate bears to the total number of outstanding shares of Common Stock of the Company then outstanding, and that the Company promptly take all action necessary to cause Purchaser's designees to be so elected including, either increasing the size of the Board or securing the resignation of such number of directors, or both. The Merger Agreement further provides that, at such times and subject to the agreement set forth in the next sentence, the Company will use its best efforts to cause persons designated by the Purchaser to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each domestic subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by law. The Merger Agreement further provides that, notwithstanding the foregoing, the Company shall use its best efforts to ensure that all members of the Board and such boards and committees as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board until the Purchaser acquires a majority of the outstanding shares. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

    YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

    Pursuant to the Merger Agreement, on April 12, 1995, the Purchaser revised its Offer to Purchase dated April 3, 1995. The Offer is scheduled to expire at 12:00 midnight, New York City time, on May 5, 1995, at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser has informed the Company that it intends to purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

    Information with respect to the Company and certain of its directors, executive officers and affiliates is set forth in the Company's Proxy Statement, dated March 27, 1995, for the Company's 1995 Annual Meeting of Stockholders (the "Proxy Statement"). A copy of pages 1 through 24 of the Proxy Statement is filed as Exhibit 1 hereto and incorporated herein by reference.

    The information contained in this Information Statement concerning the Purchaser and Ingersoll-Rand has been furnished to the Company by Ingersoll-Rand and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

    Ingersoll-Rand has advised the Company that it currently intends to designate one or more of the Persons listed in Schedule I to Ingersoll-Rand's Offer to Purchase, a copy of which is being mailed to stockholders, to serve as directors of the Company. The information with respect to such directors or officers in Schedule I is hereby incorporated herein by reference in its entirety. As of April 12, 1995, the ages of each of such directors and officers are as follows: Donald J. Bainton--63, Theodore H. Black-- 66, Brendan T. Byrne--71, Joseph P. Flannery--63, Constance J. Horner--53, Alexander H. Massad--71, James E. Perrella--59, John E. Phipps--62, Donald E. Procknow--71, Cedric E. Ritchie-- 67, William G. Mulligan--64, J. Frank Travis--59, Thomas F. McBride--59, William J. Armstrong-- 53, Paul L. Bergren--45, Frederick W. Hadfield--58, Daniel E. Kletter--56, Patricia Nachtigal--48, Allen M. Nixon--55, James R. O'Dell--56, Donald H. Rice--51, Larry H. Pitsch--54, Gerald E. Swimmer--50, R. Barry Uber--49, Ronald G. Heller--48. Ingersoll-Rand has advised the Company that all such persons have consented to act as directors of the Company if so designated.

                                 EXHIBIT INDEX

EXHIBIT NO.                                    DESCRIPTION
- -----------  --------------------------------------------------------------------------------
Exhibit 1    Pages 1 through 24 the Company's Proxy Statement dated March 27, 1995, for its
             Annual Meeting of Stockholders.
Exhibit 2    The Board Resolution in which the Flex Plan was amended, dated as of April 9,
             1995.
Exhibit 3    The Board Resolution in which the Corporate Office Reduction-in-Force Policy was amended and the Appendix thereto adopted, dated as of April 9, 1995.
Exhibit 4    The Change in Control Severance Agreements for William D. Anderson, David D.
             Hunter, James D. Kertz, and John J. Reynolds, all dated as of April 11, 1995.
Exhibit 5    The amendments to the Employment Agreements, dated as of March 28, 1995.
Exhibit 6    The amendments to the SERPs, dated as of February 15, 1995 and March 27, 1995.
Exhibit 7    The amendments to the Clark Equipment Company Supplemental Executive Retirement
             Trust and the Clark Equipment Company Deferred Benefit Trust, dated as of April
             9, 1995.
Exhibit 8    Agreement and Plan of Merger, dated as of April 9, 1995, among the Company,
             Ingersoll-Rand and the Purchaser.
Exhibit 9    Letter to Stockholders communicating the recommendation of the Board, dated as of April 12, 1995.
Exhibit 10   Opinion of CS First Boston Corporation, dated April 9, 1995.
Exhibit 11   Article SIXTH, paragraph (6) of the Company's Restated Certificate of
             Incorporation, dated as of August 14, 1969.
Exhibit 12   Letter of Intent, dated as of April 9, 1995.
Exhibit 13   Board Resolutions, dated as of April 9, 1995.
Exhibit 14   The amendment to the Rights Agreement, dated as of April 9, 1995.
Exhibit 15   Complaint in Dietsche, et al., v. Clark Equipment Company, et al.
Exhibit 16   Complaint in Clark Equipment Company v. Ingersoll-Rand Company.
Exhibit 17   Notice of Dismissal in Clark Equipment Company v. Ingersoll-Rand Company.